EXHIBIT 12.2

PACIFIC GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended June 31, 2010	Six Months Ended June 31, 2010	Year Ended December 31,
			2009	2008	2007	2006	2005
Earnings:
Net income	$339	$603	$1,250	$1,199	$1,024	$985	$934
Income taxes provision	196	391	482	488	571	602	574
Net fixed charges	200	390	817	860	889	801	589

Total Earnings	$735	$1,384	$2,549	$2,547	$2,484	$2,388	$2,097

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$182	$355	$754	$794	$834	$770	$573
Interest on capital leases	5	9	19	22	23	11	1
AFUDC debt	13	26	44	44	32	20	15
Earnings required to cover the preferred stock dividend	—	—	—	—	—	—	—

Total Fixed Charges	$200	$390	$817	$860	$889	$801	$589

Preferred Stock Dividends:
Tax deductible dividends	2	4	9	9	9	12	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	3	4	7	7	8	3	12

Total Preferred Stock Dividends	5	8	16	16	17	15	21

Total Combined Fixed Charges and Preferred Stock Dividends	$205	$398	$833	$876	$906	$816	$610

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.59	3.48	3.06	2.91	2.74	2.93	3.44

Note: For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities. Fixed charges exclude interest on tax liabilities.